Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

February 7, 2023

Via Edgar Correspondence

Mr. Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Registration Statement on Form F-1 Filed November 23, 2022 CIK No. 0001913749 File No. 333-268553

Dear Mr. Pattan,

This letter is in response to the letter dated December 7, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 filed on November 23, 2022

General

1. It appears that the last year of audited financial statements will be older than 12 months at the time of the offering. Furthermore, it appears this is the initial public offering of your shares. Accordingly, please update the last year of audited financial statements. Refer to Item 8.A.4 of Form 20-F and the corresponding instructions, which indicate that audited financial statements should generally not be older than 12 months at the time of filing but also indicate audited financial statements not older than 15 months may be permitted if a company is able to represent the following:

●	The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and

●	Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided updated audited financial statements and related disclosures in the Amendment No. 1 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer